APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Short Creek Farm
Profit & Loss
January through December 2019

	Jan - Dec 19
Ordinary Income/Expense	
Income	
Discounts on Purchases	1,264.97
Discounts on Sales	-488.44
Returned Check Charges	30.00
Sales	280,407.63
Shipping and Delivery Income	372.35
Total Income	281,586.51
Gross Profit	281,586.51
Expense	
Automobile Expense	531.00
Bank Fees	55.00
COGS	156,182.53
Continuing Education	112.00
Freight and Shipping Expense	631.64
Fuel	5,348.82
Insurance Expense	3,498.00
Interest Expense	2,047.18
Marketing	4,698.26
Office Supplies	1,498.70
Payroll	42,298.22
Payroll Processing	474.00
Permits & Business Licenses	1,038.00
Postage	26.95
Professional Fees	1,030.00
R/M	8,422.28
Rent	18,284.00
Sales Expenses	7,512.68
Small Tools	9,317.96
Taxes	642.29
Utilities	9,762.06
Total Expense	273,411.57
Net Ordinary Income	8,174.94
Other Income/Expense	
Other Income	
FCE Coop Dividends	312.02
Government Payments	1,619.40
Grant Reimbursements	2,505.12
Misc Income	10.00
Total Other Income	4,446.54
Other Expense	
Grant Expenses	5,267.62
Total Other Expense	5,267.62
Net Other Income	-821.08
Net Income	**7,353.86**

Short Creek Farm
Balance Sheet
As of December 31, 2019

	Dec 31, 19
ASSETS	
Current Assets	
Checking/Savings	
Cash and checks	1,427.00
TD Bank - Checking	6,280.61
Total Checking/Savings	7,707.61
Other Current Assets	
Undeposited Funds	547.50
Total Other Current Assets	547.50
Total Current Assets	8,255.11
Fixed Assets	
FA - Breeding Livestock	2,600.00
FA - Farm Equipment	103,309.40
FA - Processing Equipment	7,500.60
FA - Vehicles	31,625.00
FAx - Accum Depreciation	-92,836.00
FAx - Sales/Disposals	-7.56
Total Fixed Assets	52,191.44
Other Assets	
FCE Co-op Stock	1,000.00
Total Other Assets	1,000.00
TOTAL ASSETS	**61,446.55**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	4,150.66
Total Accounts Payable	4,150.66
Credit Cards	
Chase INK	303.71
Total Credit Cards	303.71
Total Current Liabilities	4,454.37
Long Term Liabilities	
C/L - FCE Cap ($25,000)	20,843.31
Loan - Mahindra 6500 ($13,000)	2,500.00
Loan - Transit Van ($19,625)	14,718.80
Total Long Term Liabilities	38,062.11
Total Liabilities	42,516.48
Equity	
Partner Dave Equity	16,525.60
Partner Jeff Equity	16,525.61
Retained Earnings	-21,475.00
Net Income	7,353.86
Total Equity	18,930.07
TOTAL LIABILITIES & EQUITY	**61,446.55**

Short Creek Farm
Statement of Cash Flows
January through December 2019

	Jan - Dec 19
OPERATING ACTIVITIES	
Net Income	16,375.97
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable	-9,022.11
SEL Market Tokens	100.00
Accounts Payable	4,150.66
Chase INK	-7,783.73
Net cash provided by Operating Activities	3,820.79
INVESTING ACTIVITIES	
FA - Breeding Livestock	-2,100.00
FA - Processing Equipment	-1,500.00
FAx - Sales/Disposals	7.56
Net cash provided by Investing Activities	-3,592.44
FINANCING ACTIVITIES	
C/L - FCE Cap ($25,000)	-3,121.20
Loan - Generator ($4,250)	-1,394.51
Loan - Mahindra 6500 ($13,000)	-7,500.00
Loan - Transit Van ($19,625)	-3,924.96
Partner Dave Equity:Partner Dave Draws	-1,000.00
Partner Jeff Equity:Partner Jeff Draws	-1,000.00
Net cash provided by Financing Activities	-17,940.67
Net cash increase for period	-17,712.32
Cash at beginning of period	25,967.43
Cash at end of period	**8,255.11**

Short Creek Farm
Profit & Loss
January through December 2020

	Jan - Dec 20
Ordinary Income/Expense	
Income	
Discounts on Purchases	3,224.08
Discounts on Sales	-323.87
Returned Check Charges	20.00
Sales	406,531.88
Shipping and Delivery Income	663.12
Total Income	410,115.21
Gross Profit	410,115.21
Expense	
Automobile Expense	398.50
Bank Fees	40.00
COGS	205,643.69
Continuing Education	34.45
Depreciation Expense	41,666.00
Freight and Shipping Expense	789.25
Fuel	5,349.06
Insurance Expense	4,270.00
Interest Expense	2,596.01
Marketing	2,012.30
Meals and Entertainment	166.26
Office Supplies	2,267.83
Packaging (Gross)	2,325.07
Payroll	103,024.13
Payroll Processing	2,960.53
Permits & Business Licenses	519.00
Postage	63.88
Professional Fees	3,272.00
R/M	7,330.06
Rent	23,316.00
Sales Expenses	2,483.70
Small Tools	14,633.77
Taxes	771.29
Utilities	12,786.82
Total Expense	438,719.60
Net Ordinary Income	-28,604.39
Other Income/Expense	
Other Income	
FCE Coop Dividends	448.64
Government Payments	9,591.74
Grant Reimbursements	2,762.50
Misc Income	60.00
Non-taxable	0.00
Rental Income	1,800.00
Total Other Income	14,662.88
Net Other Income	14,662.88
Net Income	**-13,941.51**

Short Creek Farm
Balance Sheet
As of December 31, 2020

	Dec 31, 20
ASSETS	
Current Assets	
Checking/Savings	
Cash and checks	900.00
TD Bank - Checking	14,298.85
Total Checking/Savings	15,198.85
Accounts Receivable	
Accounts Receivable	-301.50
Total Accounts Receivable	-301.50
Other Current Assets	
Inventories	35,984.17
Undeposited Funds	910.76
Total Other Current Assets	36,894.93
Total Current Assets	51,792.28
Fixed Assets	
FA - Breeding Livestock	2,600.00
FA - Farm Equipment	178,103.69
FA - Processing Equipment	41,857.00
FA - Vehicles	31,625.00
FAx - Accum Depreciation	-134,502.00
FAx - Sales/Disposals	-7.56
Total Fixed Assets	119,676.13
Other Assets	
FCE Co-op Stock	1,000.00
Total Other Assets	1,000.00
TOTAL ASSETS	**172,468.41**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	5,749.21
Total Accounts Payable	5,749.21
Credit Cards	
Chase INK	493.80
Total Credit Cards	493.80
Total Current Liabilities	6,243.01
Long Term Liabilities	
C/L - FCE Cap ($25,000)	17,543.31
LFP - Cap (Dave)	28,214.06
LFP - Cap (Jeff)	28,214.06
Loan - FCE Linker ($33.392.50)	30,747.40
Loan - Transit Van ($19,625)	10,793.84
Total Long Term Liabilities	115,512.67
Total Liabilities	121,755.68
Equity	
Additional Paid in Capital	9,740.00
Capitalized Inventories	35,984.17
Partner Dave Equity	16,525.60
Partner Jeff Equity	16,525.61

Short Creek Farm
Balance Sheet
As of December 31, 2020

	Dec 31, 20
Retained Earnings	-14,121.14
Net Income	-13,941.51
Total Equity	50,712.73
TOTAL LIABILITIES & EQUITY	**172,468.41**

Short Creek Farm
Statement of Cash Flows
January through December 2020

	Jan - Dec 20
OPERATING ACTIVITIES	
Net Income	-2,672.55
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable	-23,666.33
Accounts Payable	15,412.81
Chase INK	190.09
Capitalized Inventories	35,984.17
Net cash provided by Operating Activities	25,248.19
INVESTING ACTIVITIES	
FA - Farm Equipment	-74,794.29
FA - Processing Equipment	-34,356.40
FAx - Accum Depreciation	41,666.00
Net cash provided by Investing Activities	-67,484.69
FINANCING ACTIVITIES	
C/L - FCE Cap ($25,000)	-3,300.00
Loan - Transit Van ($19,625)	-3,924.96
LFP - Cap (Dave)	28,214.06
LFP - Cap (Jeff)	28,214.06
Loan - FCE Linker ($33.392.50)	30,747.40
Partner Dave Equity:Partner Dave Draws	1,000.00
Partner Dave Equity:Partner Dave Earnings	-1,000.00
Partner Jeff Equity:Partner Jeff Draws	1,000.00
Partner Jeff Equity:Partner Jeff Earnings	-1,000.00
Additional Paid in Capital	9,740.00
Net cash provided by Financing Activities	89,690.56
Net cash increase for period	47,454.06
Cash at end of period	**47,454.06**

I, Jeffrey Backer, certify that:

1. The financial statements of Short Creek Farm LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Short Creek Farm LLC included in this Form reflects accurately the information reported on the tax return for Short Creek Farm LLC for the fiscal years ended 2019 and 2020 (most recently available as of the Date of this Form C).

Signature *Jeffrey Backer*

Name: Jeffrey Backer

Title: LLC Member / Owner